Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

August 30, 2013

Mr. Jeffrey P. Riedler Asistant Director U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	Selway Capital Acquisition Corporation Amendment No. 4 to Form 8-K Filed July 25, 2013 File No. 000-54527

Dear Mr. Riedler:

On behalf of our client, Selway Capital Acquisition Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated August 9, 2013 (the “Staff’s Letter”) regarding the Company’s Amendment No. 4 to Form 8-K (File No. 000-54527) (the “Form 8-K”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 5 to the Form 8-K (the “Amended 8-K”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission August 30, 2013 Page 2

Existing Programs, page 10

1.	We note your response to our prior comment 2 that the regional health benefits provider ceased to sell your products in the first quarter of 2013. Please revise your disclosure in this section to clarify that the regional health benefits provider no longer sells your PBM product and to provide the date it ceased such sales.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 11 and 24 to clarify that, beginning in April of 2013, the regional health benefits provider no longer offers the private-label PMB product to new customers, though it does provide the product to customers who have previously selected the private-label product.

Exhibit 99.2

Unaudited Condensed Combined Pro Forma Financial Information

2.	We acknowledge your response to prior comment 6. However, your pro forma financial information does not comply with Rule 8-05(b)(1) of Regulation S-X. The pro forma income statements should reflect the combined operations for the latest fiscal year and interim period. The revised exhibit includes a pro forma combined income statement for the quarter ended March 31, 2013 but you have removed the pro forma combined income statement for the year ended December 31, 2012. Please revise to include a pro forma combined income statement for the year ended December 31, 2012 that includes historical amounts that agree with the restated amounts in Exhibit 99.1 as noted in prior comment 8. Also, you have included two pro forma combined balance sheets. Please revise to include only a pro forma balance sheet as of March 31, 2013.

COMPANY RESPONSE: We have revised the pro forma financial statements and included the applicable pro forma statements.

Pro Forma Condensed Combined Balance Sheet as of March 31, 2013

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2013

3.	Please refer to the pro forma adjustments disclosed in Note 1. It appears that some of the adjustments were not updated to reflect March 31, 2013 balances. For example, the adjustments to remove HCCA common stock and the accumulated deficit of SCAC appear to be based on December 31, 2012 balances. Please revise all pro forma adjustments to correct any inconsistencies.

COMPANY RESPONSE: We have revised the pro forma adjustments to reflect the March 31, 2013 balances.

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Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission August 30, 2013 Page 3

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

Loeb & Loeb LLP